Exhibit 23


Dear Dr. Eckhouse:

I was surprised and disappointed at the result of our meeting.

Since you requested the meeting, I was hopeful you would have something of substance to discuss. On the contrary, not only did you offer no compromise, but you have refused any suggestions for compromise offered. In addition, you proceeded within two hours to issue a totally misleading press release regarding our meeting. Your deceit continues.

I sincerely hope that the shareholders of ESC will soon have the opportunity to vote at this critical time to determine the future direction of the Company and to reverse the disastrous course being followed by the Company.

Sincerely,

/s/ Arie Genger


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